Exhibit 99.2
Income Statement by activity
Unaudited

	For the three months ended March 31, 2019			For the three months ended March 31, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	24,481	24,418	91	25,733	25,679	73
Cost of revenues	21,181	21,157	52	22,003	21,992	30
Selling, general and other costs	1,517	1,510	7	1,576	1,569	7
Research and development costs	673	673	—	783	783	—
Result from investments	58	1	57	82	32	50
Restructuring costs	204	204	—	1	1	—
Net financial expenses	244	244	—	287	287	—
Profit before taxes	720	631	89	1,165	1,079	86
Tax expense	212	203	9	214	202	12
Result from intersegment investments	—	80	—	—	74	—
Net profit from continuing operations	508	508	80	951	951	74
Profit from discontinued operations, net of tax	111	111	—	70	70	—
Net profit	619	619	80	1,021	1,021	74

Adjusted EBIT	1,067	978	89	1,501	1,415	86

Statement of Financial Position by activity
Unaudited

	At March 31, 2019			At December 31, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	14,266	14,266	—	13,970	13,970	—
Other intangible assets	12,178	12,174	4	11,749	11,745	4
Property, plant and equipment	27,452	27,448	4	26,307	26,305	2
Investments and other financial assets	2,922	3,327	1,471	2,979	3,364	1,416
Deferred tax assets	1,827	1,792	35	1,814	1,778	36
Inventories	11,591	11,591	—	10,694	10,694	—
Assets sold with a buy-back commitment	1,716	1,716	—	1,707	1,707	—
Trade receivables	2,334	2,329	8	2,048	2,050	20
Receivables from financing activities	3,114	1,261	3,202	3,614	1,213	3,697
Tax receivables	421	429	4	490	483	7
Other assets	4,693	4,683	10	4,250	4,239	11
Cash and cash equivalents	11,904	11,706	198	12,450	12,275	175
Assets held for sale	5,194	5,194	—	4,801	4,861	—
TOTAL ASSETS	99,612	97,916	4,936	96,873	94,684	5,368
Equity and Liabilities
Equity	25,906	25,906	1,875	24,903	24,903	1,782
Employee benefits liabilities	8,562	8,560	2	8,470	8,468	2
Provisions	16,250	16,242	9	16,044	16,054	9
Deferred tax liabilities	960	960	—	937	937	—
Debt	15,009	13,518	2,840	14,528	12,379	3,364
Trade payables	20,039	20,023	16	19,229	19,221	18
Other financial liabilities	241	241	—	207	207	—
Tax payables	118	104	24	115	97	28
Other liabilities	9,558	9,390	170	9,509	9,346	165
Liabilities held for sale	2,969	2,972	—	2,931	3,072	—
TOTAL EQUITY AND LIABILITIES	99,612	97,916	4,936	96,873	94,684	5,368

Statement of Cash Flows by activity
Unaudited

	For the three months ended March 31, 2019			For the three months ended March 31, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOW FROM OPERATING ACTIVITIES:
Net profit from continuing operations	508	508	80	951	951	74
Amortization and depreciation	1,383	1,382	1	1,440	1,439	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	(40)	(60)	(60)	(72)	(85)	(61)
Dividends received	56	59	—	66	87	—
Change in provisions	(201)	(201)	—	46	46	—
Change in deferred taxes	54	52	2	(61)	(66)	5
Change in items due to buy back commitments	(39)	(39)	—	212	212	—
Change in working capital	(651)	(660)	9	(369)	(387)	18
Cash flows from operating activities - discontinued operations	(371)	(371)	—	135	135	—
TOTAL	699	670	32	2,348	2,332	37
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(1,376)	(1,376)	—	(1,254)	(1,254)	—
Investments in joint ventures, associates and unconsolidated subsidiaries	(1)	(1)	—	1	1	—
Proceeds from the sale of non-current assets	9	9	—	10	10	—
Net change in receivables from financing activities	578	101	477	(440)	(79)	(361)
Change in securities	—	—	—	5	5	—
Other changes	(63)	(63)	—	(20)	(20)	—
Cash flows used in investing activities - discontinued operations	(113)	(113)	—	(75)	(75)	—
TOTAL	(966)	(1,443)	477	(1,773)	(1,412)	(361)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(758)	(270)	(488)	(1,338)	(1,654)	316
Increase in share capital	—	—	—	11	11	—
Distributions paid	(5)	(5)	(3)	—	—	(21)
Cash flows used in financing activities - discontinued operations	(48)	(48)	—	(63)	(63)	—
TOTAL	(811)	(323)	(491)	(1,390)	(1,706)	295
Translation exchange differences	231	226	5	(244)	(242)	(2)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(847)	(870)	23	(1,059)	(1,028)	(31)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	12,450	12,275	175	12,638	12,423	215
ADD: CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	719	719	—	—	—	—
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(847)	(870)	23	(1,059)	(1,028)	(31)
LESS: CASH AND CASH EQUIVALENTS AT END OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	418	418	—	—	—	—
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	11,904	11,706	198	11,579	11,395	184

Net Debt by activity
Unaudited

	At March 31, 2019			At December 31, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Third parties debt (Principal)	(15,048)	(13,233)	(1,815)	(14,575)	(12,169)	(2,406)
Capital market(1)	(8,161)	(7,751)	(410)	(8,112)	(7,699)	(413)
Bank debt	(4,765)	(3,645)	(1,120)	(5,320)	(3,772)	(1,548)
Other debt(2)	(741)	(458)	(283)	(882)	(437)	(445)
Lease liabilities(3)	(1,381)	(1,379)	(2)	(261)	(261)	—
Accrued interest and other adjustments(4)	39	42	(3)	47	47	—
Debt with third parties from continuing operations (excluding Magneti Marelli)	(15,009)	(13,191)	(1,818)	(14,528)	(12,122)	(2,406)
Debt classified as held for sale(3)	(382)	(382)	—	(177)	(177)	—
Debt with third parties including discontinued operations	(15,391)	(13,573)	(1,818)	(14,705)	(12,299)	(2,406)
Intercompany, net(5)	—	695	(695)	—	560	(560)
Current financial receivables from jointly-controlled financial services companies(6)	154	154	—	242	242	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies, including discontinued operations	(15,237)	(12,724)	(2,513)	(14,463)	(11,497)	(2,966)
Derivative financial assets/(liabilities), net of collateral deposits, from continuing operations(7)	64	62	2	151	150	1
Current debt securities(8)	258	258	—	219	219	—
Cash and cash equivalents	11,904	11,706	198	12,450	12,275	175
Cash and cash equivalents, current debt securities and Derivative financial assets/(liabilities), net classified as held for sale(9)	425	425	—	725	725	—
Total Net cash/(debt) including discontinued operations	(2,586)	(273)	(2,313)	(918)	1,872	(2,790)
Net industrial cash/(debt) from continuing operations (excluding Magneti Marelli)(10)		424			1,768
Net industrial cash/(debt) from discontinued operations(10)		(697)			104
Total Net industrial cash/(debt)		(273)			1,872
________________________________________________________________________________________________________________________________________________
Note: The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at March 31, 2019 and at December 31, 2018.
(1) Includes notes issued under the Medium Term Programme, or MTN Programme, and other notes (€7,751 million at March 31, 2019 and €7,699 million at December 31, 2018) and other debt instruments (€410 million at March 31, 2019 and €413 million at December 31, 2018) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes asset-backed financing, i.e. sales of receivables for which de- recognition is not allowed under IFRS (€282 million at March 31, 2019 and €464 million at December 31, 2018), and other debt.
(3) Includes Lease liabilities determined in accordance with IFRS 16 - Leases effective January 1, 2019, which resulted in an increase in Lease liabilities of €1,067 million for continuing operations. Lease liabilities of discontinued operations are €237 million at March 31, 2019 and are included in Debt classified as held for sale. Finance leases previously included in Other debt have been reclassified to Lease liabilities.
(4) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest and other amortizing cost adjustments.
(5) Net amount between industrial activities entities' financial receivables due from financial services entities (€1,022 million at March 31, 2019 and €958 million at December 31, 2018) and industrial activities entities' financial payables due to financial services entities (€327 million at March 31, 2019 and €398 million at December 31, 2018).
(6) Financial receivables due from FCA Bank.
(7) Fair value of derivative financial instruments (net positive €0.7 million at March 31, 2019 and net positive €90 million at December 31, 2018) and collateral deposits (€64 million at March 31, 2019 and €61 million at December 31, 2018).
(8) Excludes certain debt securities held pursuant to applicable regulations (€46 million at March 31, 2019 and €72 million at December 31, 2018).
(9) Includes current debt securities (€6 million at March 31, 2019 and €9 million at December 31, 2018). There were no collateral deposits classified as held for sale.
(10) Amounts above include balances between Magneti Marelli and other companies of the Group (net financial payables due from Magneti Marelli to other group companies of €740 million at March 31, 2019 and €444 million at December 31, 2018).